International Royalty Corporation

Consolidated Financial Statements

For the three months ended March 31, 2006

(unaudited, expressed in thousands of U.S. dollars)

International Royalty Corporation

Consolidated Balance Sheets

(unaudited, expressed in thousands of U.S. dollars)

	March 31, 2006	December 31, 2005

Assets

Current assets
Cash and cash equivalents	$ 11,950	$ 12,735
Short-term investments	1,634	1,716
Restricted cash	1,103	1,807
Royalties receivable	374	114
Prepaid expenses and other current assets	299	260

	15,360	16,632

Royalty interests in mineral properties (note 3)	235,406	235,962

Furniture and equipment	135	122

Other assets	2,554	2,449

	$ 253,455	$ 255,165

Liabilities

Current liabilities
Accounts payable and accrued liabilities	$ 631	$ 751

Senior secured debentures	21,493	21,368

Future income taxes (note 5)	69,363	73,152

	91,487	95,271

Shareholders’ Equity (note 4)

Common shares
Authorized
Unlimited common shares without par value

Issued
57,038,140 (2005 – 57,027,568) common shares	164,189	164,176

Contributed surplus	5,291	5,071

Deficit	(7,512)	(9,353)

	161,968	159,894

	$ 253,455	$ 255,165

Nature of business and basis of presentation (note 1)

Subsequent event (note 6)

International Royalty Corporation

Consolidated Statements of Operations and Deficits

(unaudited, expressed in thousands of U.S. dollars, except per share data)

	Three Months Ended March 31,
	2006	2005

Royalty revenues	$ 344	$ 98

Expenses
Amortization	240	87
Business development	179	12
General and administrative	911	412
Impairment of royalty interests in mineral properties	316	-
Stock-based compensation expense	221	4,651

	1,867	5,162

Loss from operations	(1,523)	(5,064)

Other income (expense)
Foreign currency gain (loss)	(6)	5
Interest expense	(568)	(207)
Interest income	114	40

	(460)	(162)

Loss before income taxes	(1,983)	(5,226)

Future income tax expense (benefit)	(3,824)	391

Earnings (loss) for the period	1,841	(5,617)

Deficit at beginning of period	(9,353)	(858)

Deficit at end of period	$(7,512)	$(6,475)

Basic and diluted earnings (loss) per share	$ 0.03	$ (0.20)

Basic weighted average shares outstanding	57,030,245	28,674,755
Diluted weighted average shares outstanding	57,768,638	28,674,755

International Royalty Corporation

Consolidated Statements of Cash Flows

(unaudited, expressed in thousands of U.S. dollars)

	Three Months Ended March 31,
	2006	2005

Cash flows from operating activities
Earnings (loss) for the period	$ 1,841	$ (5,617)
Items not affecting cash
Depreciation and amortization	248	87
Impairment of royalty interest in mineral properties	316	-
Amortization of deferred debenture costs	55	18
Accretion of debenture discount	161	54
Future income tax expense (benefit)	(3,824)	391
Non-cash foreign currency (gain) loss	(4)	295
Stock-based compensation expense	221	4,651
	(986)	(121)
Increase in royalties receivable	(260)	(2)
Increase in prepaid expenses and other current assets	(37)	(171)
Increase in other assets	(35)	(5)
Increase (decrease) in accounts payable and accrued liabilities	(251)	353

	(1,569)	54

Cash flows from investing activities
Acquisition of royalty interests in mineral properties	-	(124,425)
Purchases of furniture and equipment	(21)	-
Deferred charges related to royalty acquisitions	-	(179)
Investments	79	-
Restricted cash	714	(2,875)

	772	(127,479)

Cash flows from financing activities
Proceeds from issuance of common shares	-	121,148
Proceeds from unit offering	-	22,370
Proceeds from exercise of warrants	12	-

	12	143,518

Increase (decrease) in cash and cash equivalents	(785)	16,093

Cash and cash equivalents - beginning of period	12,735	811

Cash and cash equivalents - end of period	$ 11,950	$ 16,904

International Royalty Corporation

Notes to Consolidated Finacial Statements (unaudited)

March 31, 2006

Nature of business and basis of presentation

International Royalty Corporation (“IRC” or the “Company”) was incorporated under the laws of Yukon, Canada on May 7, 2003 and was continued under the Canada Business Corporations Act on November 12, 2004.  It was formed for the purpose of acquiring and creating natural resource royalties with a specific emphasis on mineral royalties.

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information.  Accordingly, they do not include all of the information and notes to the consolidated financial statements required by generally accepted accounting principles for complete financial statements and should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2005.  In the opinion of management, all adjustments considered necessary for fair presentation have been included.

Significant accounting policies

The interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the fiscal year ended December 31, 2005.

Royalty interests in mineral properties

(in thousands of US$)	Balance at December 31, 2005	Acquisitions	Impairments	Amortization	Balance March 31, 2006
Production stage:
Voisey’s Bay Royalty	$225,726	$ -	$ -	$ (191)	$225,535
Williams Mine	1,386	-	-	(48)	1,338
Other	30	-	-	(1)	29
	227,142	-	-	(240)	226,902
Development stage:
Belahouro	817	-	-	-	817
Exploration stage:
Aviat One	2,211	-	-	-	2,211
Pinson	512	-	-	-	512
Other	5,280	-	(316)	-	4,964
	8,003	-	(316)	-	7,687
	$ 235,962	$ -	$ (316)	$ (240)	$ 235,406

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International Royalty Corporation

Notes to Consolidated Finacial Statements (unaudited)

March 31, 2006

Pending royalty acquisition

David Fawcett

On December 7, 2004, the Company signed a letter agreement with David Fawcett (superseded by a royalty purchase agreement dated February 22, 2005) to acquire 20.3% of a 1% royalty interest on four coal licenses in British Columbia for total consideration of CA$312,500 in cash and CA$937,500 in Common Shares valued at the offering price of the IPO of CA$4.30. Pursuant to an agreement dated February 22, 2005, the cash and 218,023 Common Shares were placed in escrow pending receipt of executed royalty assignment agreements from the property owner, Western Canadian Coal Corp. (“Western”). The value of the Common Shares has been included in other long-term assets at December 31, 2005 and will be transferred to royalty interests in mineral properties upon closing of the transaction.

On March 21, 2005, Western filed a petition with the Supreme Court of British Columbia to have the underlying royalty sharing agreement set aside.  On February 24, 2006, the Supreme Court of British Columbia upheld the underlying royalty sharing agreement between David Fawcett and Western.  On March 24, 2006, Western filed a notice to appeal the decision.

Shareholders’ equity

Common Shares issued and outstanding were as follows:

(in thousands of US$)	Shares	Amount
Balance at December 31, 2005	57,027,568	$ 164,176
Exercise of initial financing special warrants	2,700	7
Exercise of compensation special warrants	7,872	6
Balance at March 31, 2006	57,038,140	$ 164,189

Activity in contributed surplus was as follows:

(in thousands of US$)	Contributed Surplus	Amount
Balance at December 31, 2005	5,901,658	$ 5,071
Exercise of initial financing special warrants	(2,700)	-
Exercise of compensation special warrants	(7,872)	(1)
Stock-based compensation expense	-	221
Balance at March 31, 2006	5,891,086	$ 5,291

Income taxes

During the first quarter of 2006, the Province of Alberta lowered its provincial income tax rate from 11.5% to 10.0%, effective April 1, 2006.  As a result of this change, and the Company’s permanent establishment in Alberta, the Company has reflected its future tax liabilities at the new rate, resulting in the realization of a future income tax benefit of $3,278,000.

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International Royalty Corporation

Notes to Consolidated Finacial Statements (unaudited)

March 31, 2006

Income tax expense varied from the amount that would be computed by applying the combined federal and provincial income tax rate of 32.12% (33.62% in 2005) to loss before income taxes as follows:

	Three months ended March 31,
	2006 $	2005 $

Loss before income taxes	(1,983)	(5,226)

Expected income tax benefit	(637)	(1,757)
Tax effect of:
Change in valuation allowance	-	(305)
Change in income tax rate	(3,278)	-
Stock-based compensation	71	1,564
Debenture discount	-	818
Resource adjustment	18	27
Other	2	46

Actual income tax expense (benefit)	(3,824)	392

Subsequent event

On April 18, 2006 the Company Announced that it entered into a binding agreement to acquire a producing Western Australian gold (“WAu”) royalty.  IRC has agreed to pay US$10.0 million in cash to Resource Capital Fund III L.P. (“RCF”), a mining focused private equity fund, for this royalty interest.  The agreement to acquire the WAu royalty is subject to a number of conditions, including the execution and delivery of transfer and assignment documentation satisfactory to IRC.

The WAu royalty is a 1.5% net smelter return (“NSR”) and applies to more than 3.1 million acres (approximately 1,600 mining tenements) located in the Laverton, Leonora, Meekatharra, Murchison and Southern Cross-Marvel Loch districts of Western Australia. This area encompasses multiple historic gold mining districts currently being operated, developed and explored by four operators; Mercator Gold PLC (“Mercator”), Saracen Mineral Holdings Ltd. (“Saracen”),  St Barbara Limited (“St Barbara”) and Terrain Minerals Limited (“Terrain”).  IRC is finalizing its allocation of proceeds to the underlying components of the property.

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